UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-35298

OCEAN RIG UDW INC.

Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman, Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of Ocean Rig UDW Inc. (the "Company") as of and for the nine-month period ended September 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: November 16, 2017	By:	/s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "Ocean Rig" or the "Company" or "we" shall include Ocean Rig UDW Inc. or "UDW" and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (the "Commission") on March 22, 2017 and in our Registration Statement on Form F-1, declared effective by the Commission on October 12, 2017. See also the discussion in the section entitled "Forward Looking Statements" below.

Unaudited Results of Operations
Nine-months ended September 30, 2017 compared to the nine-months ended September 30, 2016.
 Selected Financial Data
(Expressed in thousands of U.S. Dollars)

	Nine-months ended September 30,		Change
	2016	2017	Amount	%
REVENUES:
Revenues	$1,295,606	$788,168	$(507,438)	(39.2)%

EXPENSES:
Drilling units operating expenses	360,674	225,619	(135,055)	(37.4)%
Depreciation and amortization	251,868	95,032	(156,836)	(62.3)%
Impairment loss	-	1,048,828	1,048,828	100.0%
Loss on sale of fixed assets	-	155	155	100.0%
General and administrative expenses	68,976	45,970	(23,006)	(33.4)%
Legal settlements and other, net	(7,805)	4,000	11,805	(151.2)%
Operating income/ (loss)	621,893	(631,436)	(1,253,329)	(201.5)%

OTHER INCOME/ (EXPENSES):
Interest and finance costs	(172,408)	(237,888)	(65,480)	38.0%
Interest income	2,376	5,802	3,426	144.2%
Loss on interest rate swaps	(4,476)	-	4,476	(100.0)%
Reorganization gain, net	-	1,028,070	1,028,070	100.0%
Loss from issuance of shares upon restructuring	-	(204,595)	(204,595)	100.0%
Gain from repurchase of senior notes	125,001	-	(125,001)	(100.0)%
Other, net	5,488	2,976	(2,512)	(45.8)%
Total other (expenses)/ income, net	(44,019)	594,365	638,384	(1,450.2)%

INCOME/ (LOSS) BEFORE INCOME TAXES	577,874	(37,071)	(614,945)	(106.4)%
Income taxes	(94,856)	(47,748)	47,108	(49.7)%
NET INCOME/(LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC.	$483,018	$(84,819)	$(567,837)	(117.6)%

Revenues

Revenues from drilling contracts decreased by $507.4 million, or 39.2%, to $788.2 million for the nine-month period ended September 30, 2017, as compared to $1,295.6 million for the nine-month period ended September 30, 2016. The decrease is mainly attributable to the decreased operations of the whole fleet due to the stacking of six drilling units up to the nine-month period ended September 30, 2017. This decrease was partially counterbalanced by increased revenues of $2.9 million from the drilling unit Ocean Rig Skyros mainly due to the escalation in day rate under its drilling contract.

During the nine-month periods 2016 and 2017, we recorded 61.4% and 42.9% utilization (excluding the days for which we received a termination fee), respectively. Furthermore, our fleet under contract achieved an earnings efficiency of 96.08% for the nine-month period ended September 30, 2017, as compared to 96.6% for the nine-month period ended September 30, 2016.

Operating expenses

Drilling units' operating expenses decreased by $135.1 million, or 37.5%, to $225.6 million for the nine-month period ended September 30, 2017, compared to $360.7 million for the nine-month period ended September 30, 2016. The decrease is mainly attributable to cost-reduction initiatives for the entire fleet as well as the decreased operations due to the stacking of six drilling units up to the nine-month period ended September 30, 2017. This decrease was partially offset by increased operating expenses of approximately $30.6 million mainly relating to drilling units Ocean Rig Mykonos and Ocean Rig Corcovado special period survey costs and other various equipment refurbishment during the nine-month period ended September 30, 2017, as compared to the same period in 2016.

Depreciation and amortization

Depreciation and amortization expense decreased by $156.9 million, or 62.3%, to $95.0 million for the nine-month period ended September 30, 2017, as compared to $251.9 million for the nine-month period ended September 30, 2016. The decrease in depreciation and amortization expense was mainly attributable to the decrease in depreciation expense of the whole fleet, due to the lower depreciable value of eight of our drilling units as a result of the impairment charge that was recognized during the year ended December 31, 2016.

Impairment loss

For the nine-month period ended September 30, 2017, we recorded an impairment loss of $1,048.8 million, due to the loss of $2.3 million resulted from the reclassification of the drilling units Leiv Eiriksson and Eirik Raude as held and used (previously held for sale), the reduction of $473.3 million of the carrying amount of the drilling unit Ocean Rig Apollo to its fair value and the impairment of the total advances and related costs provided to the yard regarding the drilling units under construction, Ocean Rig Santorini and Ocean Rig Crete amounting to $573.2 million. For the nine-month period ended September 30, 2016, no such loss was incurred.

Loss on sale of fixed assets

For the nine-month period ended September 30, 2017, we incurred losses on sale of fixed assets amounting to $0.2 million which relate mainly to the sale of Company's cars whereas for the nine-month period ended September 30, 2016, no such material losses were incurred.

General and administrative expenses

General and administrative expenses decreased by $23.0 million, or 33.3%, to $46.0 million for the nine-month period ended September 30, 2017, as compared to $69.0 million for nine-month period ended September 30, 2016, mainly due to the cost-reduction initiatives implemented and the reduction of our staff due to fewer drilling units in operation.

Legal Settlements and other, net

Legal settlements and other, net decreased by $11.8 million, or 151.3%, to a loss of $4.0 million for the nine-month period ended September 30, 2017, as compared to a gain of $7.8 million for the nine-month period ended September 30, 2016. This decrease relates mainly to the gain from an insurance claim during the nine-month period ended September 30, 2016, whereas a provision of $4.0 million has been recorded during the nine-month period ended September 30, 2017.

Interest and finance costs

Interest and finance costs increased by $65.5 million, or 38.0%, to $237.9 million for the nine-month period ended September 30, 2017, as compared to $172.4 million for the nine-month period ended September 30, 2016. The increase is mainly associated with an increase of $72.3 million of interest costs (including default interest costs) on long term debt and amortization and write off of financing fees partly offset by a decrease of $8.0 million of capitalized borrowing costs during the nine-month period ended September 30, 2017, as compared to the same period ended September 30, 2016.

Interest income

Interest income increased by $3.4 million, or 141.7%, to $5.8 million for the nine-month period ended September 30, 2017, compared to $2.4 million for the nine-month period ended September 30, 2016.

Loss on interest rate swaps

Loss on interest rate swaps decreased by $4.5 million, or 100.0%, to $0 for the nine-month period ended September 30, 2017, as compared to $4.5 million for the nine-month period ended September 30, 2016. The decrease is attributable to the fact that we had no outstanding swaps during the nine-month period ended September 30, 2017.

Reorganization gain, net

For the nine-month period ended September 30, 2017, we recognized reorganization gain, net of $1,028.1 million mainly resulting from debt extinguishment and write off totaling to $1,129.1 million. This gain was partly offset by reorganization expenses of $101.1 million, which pertain to professional fees and other expenditures directly related to the restructuring of our debt. No material expenses were incurred for the nine-month period ended September 30, 2016.

Loss from issuance of shares upon restructuring

For the nine-month period ended September 30, 2017, we recognized loss from issuance of shares upon restructuring of $204.6 million associated with the issuance of shares to Prime Cap Shipping Inc., a company affiliated with our Chairman and Chief Executive Officer, Mr. George Economou. For the nine-month period ended September 30, 2016, no such loss was incurred.

Gain from repurchase of Senior Notes

For the nine-month period ended September 30, 2016, we recognized gains of $125.0 million due to the repurchase of the 7.25% Senior Unsecured Notes and 6.50% Senior Secured Notes at a discount due to the market value at which the notes were trading. No such case existed for the nine-month period ended September 30, 2017.

Other, net

Other, net decreased by $2.5 million, or 45.5%, to a gain of $3.0 million for the nine-month period ended September 30, 2017, compared to a gain of $5.5 million for the nine-month period ended September 30, 2016. The decrease is mainly due to foreign currency exchange rate differences between the United States Dollars (USD) and the Norwegian Krone (NOK), the Brazilian Real (BRL) and the Angolan Kwanza (AOA).

Income taxes

Income taxes decreased by $47.2 million, or 49.7%, to $47.7 million for the nine-month period ended September 30, 2017, compared to $94.9 million for the nine-month period ended September 30, 2016, due to the decreased operations resulting by the stacking of six drilling units up to the nine-month period ended September 30, 2017.

Liquidity

As of September 30, 2017, we had $695.8 million of cash and cash equivalents and $47.4 million restricted cash.

Our cash and cash equivalents decreased by $22.9 million, or 3.2%, to $695.8 million as of September 30, 2017, compared to $718.7 million as of  December 31, 2016 and our restricted cash decreased by $6.9 million, or 12.7%, to $47.4 million as of September 30, 2017, compared to $54.3 million as of December 31, 2016. The decrease in our cash and cash equivalents was mainly due to cash provided by operating activities amounting to $467.1 million which were offset by cash used in investing activities amounting to $29.4 million and by cash used in financing activities amounting to $460.7 million.

Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $703.8 million as of September 30, 2017, compared to a working capital surplus of $267.9 million as of December 31, 2016. Our internally generated cash flow is directly related to our business and the market sectors in which we operate.

As of September 30, 2017, and upon, the effective date of our restructuring, on September 22, 2017, we had total indebtedness of $567.6 million under our senior secured term loan facility and senior secured credit facility, excluding unamortized deferred financing costs.

As of September 30, 2017, if certain of our subsidiaries decide to go ahead with the construction of our two drilling unit newbuildings, they may have $0.9 billion of remaining installment payments under our two drilling unit newbuilding contracts.

Cash flow

Net cash provided by operating activities was $467.1 million for the nine-month period ended September 30, 2017 compared to $678.7 million provided by operating activities for the nine-month period ended September 30, 2016. For the nine-month period ended September 30, 2017, net loss of $84.8 million was adjusted for the effects of certain non-cash items including $95.0 million of depreciation, $0.2 million loss on sale of fixed assets, $61.1 million of amortization and write offs of deferred financing and other costs, $2.8 million of allowance for doubtful receivables, $1,048.8 million of impairment loss, $1,129.1 million of reorganization gain, and $204.6 million loss from issuance of shares upon restructuring. The Company had net cash inflows from changes in operating assets and liabilities of approximately $268.5 million for the nine-month period ended September 30, 2017.

Net cash used in investing activities was $29.4 million for the nine-month period ended September 30, 2017, compared to $332.5 million used in investing activities for the nine-month period ended September 30, 2016. Cash was used for expenditures related to advances for drilling units under construction and drilling units, machinery, equipment and other improvements of approximately $36.5 million, compared to $321.9 million in the corresponding period of 2016. The decrease in restricted cash was $6.9 million during the nine-month period ended September 30, 2017, compared to an increase of $10.5 million in the corresponding period of 2016.

Net cash used in financing activities was $460.7 million for the nine-month period ended September 30, 2017, compared to net cash used in financing activities of $349.5 million for the nine-month period ended September 30, 2016. For the nine-month period ended September 30, 2017, cash was used for principal payments and repayments of long-term debt amounting to $460.7 million whereas for the nine-month period ended September 30, 2016, cash was used for the repurchase of senior notes amounting to $121.5 million, repurchase of common stock amounting to $49.9 million and principal payments and repayments of long-term debt and senior notes amounting to $178.2 million.

Financing activities

Long-term debt

The annual principal payments required to be made after September 30, 2017, including balloon payments, totaling $567.6 million, due on June 2018 and September 2024, are as follows:

Principal payments as of September 30,	Total (in thousands)
2018	$117,644
2019	-
2020	-
2021	-
2022	-
2023 and thereafter	450,000
Total principal payments	567,644
Less: Financing fees	(581)
Total debt	$567,063

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Recent developments

Our Restructuring

As at September 30, 2017, we had cash and cash equivalents of $695,774, current restricted cash of $47,356 and positive working capital of $703,806 (working capital is defined as current assets minus current liabilities). Our liquidity fluctuates depending on a number of factors, including, among others, revenue efficiency, collection of accounts receivable, debt and interest repayments, as well as payments for operating and general administrative expenses.

The prolonged market downturn in offshore drilling industry and the continued depressed outlook, have led to materially lower levels of investing in for offshore exploration and development by the current and potential customers on a global basis, while at the same time supply of available high specification drilling units has increased, which in turn has affected us with the early termination of five drilling contracts during the year ended December 31, 2016 and one drilling contract during the nine-month period ended September 30, 2017. It also led to the stacking of six of our drilling units as of the date of this report.

Considering all the above, we did not believe that cash on hand following the repayment of the Drill Rigs Senior Notes due in October 2017 and cash generated from operations would be sufficient to meet the maximum leverage ratio covenant requirement for the repayment of the Term B Loan Facilities. As a result, we and certain of our subsidiaries, Drillships Financing Holding Inc., or DFH, Drillships Ocean Ventures Inc., or DOV, and Drill Rigs Holdings Inc., or DRH, which collectively refer as the Scheme Companies, have effected schemes of arrangement, or the Schemes, under Section 86 of the Companies Law (2016 Revision) to implement a financial restructuring plan, (the "Restructuring").

On March 23, 2017, the Scheme Companies entered into a Restructuring Support Agreement ("RSA"), with certain creditors of our then-outstanding consolidated indebtedness to implement the Restructuring. Pursuant to the terms of the RSA, the Scheme Companies presented winding up petitions to the Grand Court of the Cayman Islands, on March 24, 2017, and filed applications seeking the appointment of joint provisional liquidators ("the JPLs"), under section 104(3) of the Companies Law (2016) Revision. On March 27, 2017, following a hearing before the Grand Court, the JPLs were appointed in respect to each of the Scheme Companies.

The RSA proposed that the Restructuring of each of the Scheme Companies be effected by way of scheme of arrangement under Cayman law. The Schemes provided for substantial deleveraging of the Scheme Companies through an exchange by their creditors, or the Scheme Creditors, of approximately $3.7 billion principal amount of debt (plus accrued interest) for new equity of the Company, approximately $288 million in cash (excluding the early consent fee) and $450 million of new secured debt.

On March 27, 2017, the JPLs as "foreign representatives" of each of the Scheme Companies filed petitions with the U.S. Bankruptcy Court under Chapter 15 of the Bankruptcy Code seeking recognition of the provisional liquidation proceedings and the contemplated Schemes as "foreign main proceedings." On April 3, 2017, the U.S. Bankruptcy Court granted provisional relief extending the protections of the temporary restraining order pending a recognition hearing, which was held on August 16, 2017. Following the recognition hearing, the U.S. Bankruptcy Court granted an order granting recognition to the provisional liquidation proceedings and the Schemes as in the terms sought by the JPLs.

On July 20, 2017, the Grand Court gave permission to the Scheme Companies to convene meetings of the Scheme Creditors for the purpose of considering and if thought fit approving the Schemes.

On August 11, 2017, the Scheme Meetings were held and each of the Schemes was approved by a majority in number of the Scheme Creditors and holding at least 75% in value of claims present and voting at the respective Scheme Meeting. The Schemes were approved by Scheme Creditors holding over 97% of our then-outstanding indebtedness.

On August 22, 2017, the JPLs filed an application for an order of the U.S. Bankruptcy Court recognizing and giving full force and effect to the Schemes in the United States. Following the sanction of the Schemes by the Grand Court, a hearing was held before the U.S. Bankruptcy Court on September 20, 2017 to consider the relief requested in the JPLs' application. Shortly after the conclusion of this hearing, the U.S. Bankruptcy Court entered an order giving full force and effect to the Grand Court's orders, the Schemes, and all documents and other agreements related thereto.

On August 25, 2017, the U.S. Bankruptcy Court issued a memorandum opinion and an order granting recognition of the provisional liquidation and scheme of arrangement proceedings for us and our subsidiaries, DRH, DFH, and DOV pending in the Grand Court of the Cayman Islands as foreign main proceedings, and of the JPLs as the foreign representatives of the Scheme Companies in the United States. If the Schemes were approved by the Cayman Court, the U.S. Bankruptcy Court would conduct a hearing on September 20, 2017, to consider the entry of an order giving full force and effect to the Schemes in the United States.

On September 15, 2017, following a hearing held between September 4, 2017 and September 6, 2017, the Grand Court issued orders sanctioning the Schemes.

On September 21, 2017, we effected a 1-for-9,200 reverse stock split of our common shares. Our common shares commenced trading on a split-adjusted basis on September 22, 2017. The reverse stock split reduced the number of our issued and outstanding common shares from 82,586,851 shares to approximately 8,975 shares and affected all issued and outstanding common shares. The number of our authorized common shares and the par value and other terms of our common shares were not affected by the reverse stock split. No fractional shares were issued in connection with the reverse stock split. Shareholders of record who would have otherwise been entitled to receive a fractional share as a result of the reverse stock split received a cash payment in lieu thereof. The reverse stock split was completed in order to comply with NASDAQ's listing requirements and meet the minimum bid requirement for continued listing on NASDAQ.

On September 22, 2017, which we refer to as the Restructuring Effective Date, the Restructuring took effect. Pursuant to the Schemes, on the Restructuring Effective Date, Scheme Creditors exchanged their existing claims against the respective Scheme Companies for cash, new debt and new equity issued by the Company, as outlined above. The existing claims were either transferred to our Company or released. In particular, Scheme Creditors received shares equivalent to 90.68% of the post-Restructuring equity of our Company and aggregate cash consideration of $320.8 million (including the early consent fee) across all of the Schemes, and the Scheme Companies and certain subsidiaries entered into the New Credit Agreement with the DOV and DFH Scheme Creditors. The New Credit Agreement contains limited restrictive covenants that are usual and customary for facilities of this type.

On September 26, 2017, we received formal notice from NASDAQ that we had demonstrated compliance with all applicable requirements for the continued listing of the Company's common stock on NASDAQ and confirmed that, as a result of its favorable determination, our common stock will continue to be listed on the Nasdaq Global Select Market.

 On October 4, 2017, the Grand Court issued an order discharging the JPLs effective as of October 18, 2017.

Employment Contracts

Lundin Norway AS ("Lundin") has declared their fifth option to extend the existing contract of the Leiv Eiriksson which is now expected to have firm employment up to March 2018. We have granted to Lundin two additional options to drill further wells in the future and should Lundin exercise its remaining options, currently un-declared, our drilling unit could be employed until the middle of 2019.

On October 5, 2017 we have signed a new drilling contract with Statoil, for one-well drilling program offshore in Tanzania. The contract is expected to commence in the first quarter of 2018, to be performed by our drilling unit Ocean Rig Poseidon.

Litigation

On December 22, 2016, Mayze Services Limited ("Mayze") issued a claim before the English High Court of Justice against our Company and others seeking payment of GBP 5,230,074 in respect of fees allegedly owed in connection with marketing services provided by Mayze to our Company. We are in the process of defending these proceedings. As of September 30, 2017, a provision of $4.0 million has been recorded under "Legal settlements and other, net", in the accompanying unaudited interim condensed consolidated statement of operations.

On August 31, 2017, a lawsuit was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain of our creditors against, among others, two subsidiaries of our Company, two of our executive officers – one of whom is a director, our manager TMS Offshore Services Ltd. and other parties. The complaint alleges nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. On October 23, 2017, we filed (i) a motion in the bankruptcy court in New York for an anti-suit injunction and contempt of court and (ii) an originating summons (a new case) in the Grand Court of the Cayman Islands, both seeking to enjoin the Company's Creditors from pursuing proceedings in the RMI and an award of attorneys' fees and costs. No injunction has yet been issued. On October 31, 2017, we (and all other defendants) filed motions to dismiss the said Complaint and that motion is presently in briefing. We believe that the complaint is without merit and plan to vigorously defend against the allegations.

On September 22, 2017, the Restructuring Effective Date, a shareholder filed an appeal of certain orders of the bankruptcy court to the United States District Court for the Southern District of New York.

Extraordinary General Meeting of Shareholders

On November 3, 2017 an extraordinary general meeting of our shareholders, or EGM was held. At the EGM, our shareholders approved the Second Amended and Restated Memorandum and Articles of Association based on which our authorized share capital as this approved on April 24,2017 by the Annual General Meeting of Shareholders, was reduced to one billion eight hundred million (1,800,000,000) common shares, consisting of one billion five hundred million (1,500,000,000) Class A common shares of a par value of $0.01 each, and three hundred million (300,000,000) Class B common shares of a par value of $0.01 each, and one hundred million (100,000,000) preferred shares of par value $0.01 each. Common shares outstanding prior to the adoption of the Second Amended and Restated Memorandum and Articles of Association will remain outstanding and are redesignated as Class A common shares on our register of members.

On November 3, 2017, following the designation of three hundred million (300,000,000) of our common shares as Class B Common Shares at the EGM (as defined below), we issued 895,404 Class B Common Shares to certain of our shareholders pursuant to the terms of our recently completed financial restructuring. The Class B common shares are convertible into Class A common shares on a one-for-one basis and are not and will not be listed on a national securities exchange or a national market system.

On November 13, 2017, we converted 337,533 Class A Common Shares into 337,533 Class B Common Shares, to certain of our shareholders pursuant to the terms of the recently completed financial restructuring. The Class B common shares are not and will not be listed on a national securities exchange or a national market system. As of the date of this report, our total outstanding common stock amounted to 91,555,982 (Class A Common Shares: 90,323,045 and Class B Common Shares: 1,232,937).

Appointment of New Directors

On November 7, 2017, and following the adoption of the Second Amended and Restated Memorandum and Articles of Association, our Board of Directors was increased to consist of seven directors, of which four directors, including the Chairman of the Board, were appointed by our Chairman and Chief Executive Officer, Mr. George Economou, and three directors, or the Lender Directors, were appointed by certain of the Scheme Creditors, or the Lender Appointing Persons.

On November 14, 2017, our Board of Directors appointed Mr. John Liveris, Mr. John Simon and Mr. Karl Blanchard as members of our audit committee and Mr. George Economou, Mr. Anthony Kandylidis, Mr. Jim Divine and Mr. Karl Blanchard as members of the compensation, nominating and governance committee.

Significant Accounting Policies

There have been no material changes to our policies in the nine-month period ended September 30, 2017, apart from the below:

Reorganizations: In accordance with GAAP, the Company has applied ASC 852 "Reorganizations" (ASC 852), in preparing the Interim Condensed Consolidated Financial Statements. ASC 852 requires that the financial statements, for periods subsequent to the Chapter 15 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses (including professional fees), realized gains and losses and provisions for losses that are realized or incurred in the Chapter 15 proceedings are recorded in reorganization gain, net on the accompanying unaudited interim condensed consolidated statement of operations. Upon emerging from Chapter 15 proceedings on September 22, 2017, the Company did not meet the criteria to qualify for fresh-start reporting.  Therefore, the discharge of debt is reported as an extinguishment of debt and classified in accordance with Subtopic 225-20.

Nonmonetary transactions - Exchange of the capital stock of an entity for nonmonetary assets or services: Such transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Any difference between the fair value and the transaction price is considered as gain or loss for the Company. The Company considers as appropriate date to use to measure the fair value of the equity instruments issued, the restructuring effective date and accounts for such transactions in accordance with ASC 845 at fair value of its common stock on that date.

Long lived assets held for sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, "Property, Plant and Equipment", when: (i) management has committed to a plan to sell the long lived assets; (ii) the long lived assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the long lived assets have been initiated; (iv) the sale of the long lived assets is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year; and (v) the long lived assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale. If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a long-lived asset previously classified as held for sale, the asset shall be reclassified as held and used. A long-lived asset that is reclassified shall be measured individually at the lower of its carrying amount before the asset or disposal group was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset or disposal group been continuously classified as held and used and its fair value at the date of the subsequent decision not to sell.

Drilling units, machinery and equipment, net: Effective January 1, 2017, the Company revised its' residual value estimate for each drilling unit. The Company assessed this residual value based on current and historical market trends. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections," was to decrease net income for the nine month period ended September 30, 2017 by 10,6 million and had also an increase on loss per common unit, basic and diluted by $(3.54).

Accounting Changes and Error Corrections: In January 2017, FASB issued ASU 2017-03, "Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)". The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our combined financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards.

Revenue from Contracts with Customers: Effective January 1, 2018, the Company will adopt the accounting standards update that requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The effect on Company's consolidated financial statements, will be based on an evaluation of the contract‑specific facts and circumstances. The update is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period.

Leases: Effective no later than January 1, 2018, the Company will adopt the accounting standards update that (a) requires lessees to recognize a right to use asset and a lease liability for virtually all leases, and (b) updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards.  The update is effective for interim and annual periods beginning after December 15, 2018, including interim periods within those annual periods.  Under the updated accounting standards, the Company has determined that the drilling contracts contain a lease component, and the adoption, therefore, may require that Company separately recognize revenues associated with the lease and services components. The Company evaluates the requirements to determine the effect such requirements may have on the condensed consolidated financial statements and on the disclosures contained in the notes to condensed consolidated financial statements.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this document, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:

•          our ability to operate our business following the Restructuring;

•          the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new drilling units on the market and effects of declines in commodity prices and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of drilling units;

•          hazards inherent in the offshore drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

•          customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and drilling unit mobilizations, performance provisions, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

•          political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

•          repudiation, nullification, termination, modification or renegotiation of contracts;

•          limitations on insurance coverage, such as war risk coverage, in certain areas;

•          foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•          the inability to repatriate income or capital;

•          complications associated with repairing and replacing equipment in remote locations;

•          import-export quotas, wage and price controls or imposition of trade barriers;

•          regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity;

•          changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;

•          the level of expected capital expenditures and the timing and cost of completion of capital projects;

•          our ability to successfully employ both our existing and newbuilding drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;

•          continued borrowing ability under our debt agreements and compliance with the covenants contained therein;

•          our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;

•          factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, dividends, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

•          the effects of accounting changes and adoption of accounting policies;

•          recruitment and retention of personnel; and

•          other factors listed from time to time in reports, registration statements and other materials that we file with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20–F.

We caution readers of this document not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, we expressly disclaim any obligation to update and revise any forward looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise.

OCEAN RIG UDW INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG UDW INC.
 Consolidated Balance Sheets
As of December 31, 2016 and September 30, 2017 (unaudited)
 (Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2016	September 30, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	$718,684	$695,774
Restricted cash (Note 3)	34,274	47,356
Trade accounts receivable, net of allowance for doubtful receivables of $22,368 and $25,151 as at December 31, 2016 and September 30, 2017, respectively	297,059	132,848
Other current assets (Note 5)	29,924	22,609
Total current assets	1,079,941	898,587

FIXED ASSETS, NET:
Advances for drilling units under construction and related costs (Note 6)	545,469	-
Drilling units, machinery and equipment, net (Note 7)	2,438,292	1,877,537
Total fixed assets, net	2,983,761	1,877,537

OTHER NON-CURRENT ASSETS:
Restricted cash	20,008	-
Other non-current assets (Note 8)	7,834	9,454
Total non-current assets, net	27,842	9,454
Total assets	$4,091,544	$2,785,578

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 9)	$640,557	$117,063
Due to related parties (Note 4)	7,231	295
Accounts payable and other current liabilities	53,891	34,375
Accrued liabilities	86,750	30,649
Deferred revenue	23,582	12,399
Total current liabilities	812,011	194,781

NON-CURRENT LIABILITIES:
Long term debt, net of current portion and deferred financing costs (Note 9)	3,247,216	450,000
Deferred revenue	19,615	15,704
Other non-current liabilities	1,952	1,799
Total non-current liabilities	3,268,783	467,503

COMMITMENTS AND CONTINGENCIES (Note 15)	-	-
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2016 and at September 30, 2017, nil issued and outstanding at December 31, 2016 and September 30, 2017, respectively	-	-
Common stock, $0.01 par value; 1,000,000,000 and 1,000,000,000,000 shares authorized, at December 31, 2016 and September 30, 2017 respectively, 17,486 shares (160,888,606 shares before the 1-for-9,200 reverse stock split) issued and outstanding at December 31, 2016 and 90,660,578 at September 30, 2017 (Note 11)	-	907
Treasury stock; 8,511 shares (78,301,755 shares before the 1-for-9,200 reverse stock split) at $0.01 par value at December 31, 2016 and nil at September 30, 2017 (Note 4 and Note 11)	-	-
Additional paid-in capital	3,525,252	5,721,708
Accumulated other comprehensive income	3,346	3,346
Accumulated deficit	(3,517,848)	(3,602,667)
Total stockholders' equity	10,750	2,123,294
Total liabilities and stockholders' equity	$4,091,544	$2,785,578

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine-month periods ended September 30, 2016 and 2017
 (Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine-month period ended September 30,
	2016	2017

REVENUES:
Revenues	$1,295,606	$788,168

EXPENSES:
Drilling units operating expenses	360,674	225,619
Depreciation and amortization	251,868	95,032
Impairment loss (Note 6 and Note 7)	-	1,048,828
Loss on sale of fixed assets	-	155
General and administrative expenses	68,976	45,970
Legal settlements and other, net (Note 15)	(7,805)	4,000
Operating income/ (loss)	621,893	(631,436)

OTHER INCOME/ (EXPENSES):
Interest and finance costs (Note 12)	(172,408)	(237,888)
Interest income	2,376	5,802
Loss on interest rate swaps (Note 10)	(4,476)	-
Reorganization gain, net (Note 2 and Note 9)	-	1,028,070
Loss from issuance of shares upon restructuring (Note 4 and Note 11)	-	(204,595)
Gain from repurchase of senior notes (Note 9)	125,001	-
Other, net	5,488	2,976
Total other (expenses)/ income, net	(44,019)	594,365

INCOME/ (LOSS) BEFORE INCOME TAXES	577,874	(37,071)
Income taxes (Note 13)	(94,856)	(47,748)

NET INCOME/ (LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC.	$483,018	$(84,819)

NET INCOME/ (LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC. COMMON STOCKHOLDERS (Note 14)	$481,835	$(84,819)

EARNINGS/ (LOSS) PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 14)	$43,518.33	$(28.30)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 14)	11,072	2,997,480

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)
For the nine-month periods ended September 30, 2016 and 2017
  (Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2016	2017

Net income/ (loss)	$483,018	$(84,819)

Other Comprehensive income:
Reclassification of realized losses associated with capitalized interest to the Unaudited Interim Condensed Consolidated Statement of Operations (Note 10)	775	-
Total Other Comprehensive income	775	-
Total Comprehensive income/ (loss)	$483,793	$(84,819)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2016 and 2017
  (Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2016	2017
Net Cash Provided by Operating Activities	$678,740	$467,147

Cash Flows Used in Investing Activities:
Advances for drilling units under construction and related costs	(234,239)	(27,694)
Drilling units, machinery, equipment and other improvements/ upgrades	(87,696)	(8,788)
Sale of fixed assets	-	198
(Increase)/ Decrease in restricted cash	(10,518)	6,926
Net Cash Used in Investing Activities	(332,453)	(29,358)
Cash Flows Used in Financing Activities:
Principal payments and repayments of long-term debt and senior notes	(178,178)	(460,699)
Repurchase of common stock	(49,911)	-
Senior notes repurchase	(121,455)	-
Net Cash Used in Financing Activities	(349,544)	(460,699)
Net decrease in cash and cash equivalents	(3,257)	(22,910)
Cash and cash equivalents at beginning of period	734,747	718,684
Cash and cash equivalents at end of period	$731,490	$695,774
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest, net of amount capitalized	190,349	50,212
Reorganization expenses paid	-	101,055
Non cash financing activities:
Issuance of common stock under the restructuring	-	2,197,128
Proceeds from long-term debt	-	450,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.  Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc. its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig" or the "Group"). Ocean Rig was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. as an international contractor of offshore deepwater drilling services. The Company was established by DryShips Inc. ("DryShips" or formerly the "Parent") for the purpose of being the holding company of its drilling segment. DryShips is a publicly listed company on the NASDAQ Capital Market (NASDAQGS: DRYS). On November 24, 2010 and up to December 31, 2016, Ocean Rig had an established office and was registered with the Cypriot Registrar of Companies as an overseas company. On October 6, 2011, the Company's common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG."

On April 5, 2016, the Company purchased all of its shares held by DryShips, through its unrestricted subsidiary, Ocean Rig Investments Inc. (Note 11). After this transaction, DryShips no longer holds any equity interest in the Company.

As of April 14, 2016, the corporate domicile of the Company moved from the Republic of the Marshall Islands to the Cayman Islands.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017.

On September 22, 2017 and in connection with the Restructuring, the Company commenced trading on a 1-for-9,200 reverse stock split of its issued common stock. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to the reverse stock split retroactively, for all periods presented.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements. As of December 31, 2016 and September 30, 2017, the Company consolidated one VIE which supports our drilling operation in specific locations, for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2016, were $23,227 and $86,119, respectively, while total liabilities exceeded total assets by $62,892. The VIE's total assets and liabilities, as of September 30, 2017, were $16,628 and $92,500, respectively, while total liabilities exceeded total assets by $75,872. As of December 31, 2016 and September 30, 2017, the Company also consolidated one VIE due to the Trust (as defined) formed for the purpose of the amendment of the $462,000 Senior Secured Credit Facility (Note 9). Since the assets of the Trust can be used only to settle obligations of the Trust itself and at the same time creditors of the Trust do not have recourse to the general credit of the primary beneficiary, such assets and liabilities are analyzed as follows:

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):

	December 31, 2016	September 30, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$167	$1,896
Restricted cash	31,956	46,400
Trade accounts receivable, net	3,341	-
Other current assets	1,884	1,574
Total current assets	37,348	49,870

FIXED ASSETS, NET:
Drilling units, machinery and equipment, net	675,420	177,514
Total fixed assets, net	675,420	177,514

OTHER NON-CURRENT ASSETS:
Restricted cash	20,008	-
Total non-current assets, net	20,008	-
Total assets	$732,776	$227,384
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$164,218	$117,063
Accounts payable and other current liabilities	5,218	465
Accrued liabilities	1,791	5,188
Total current liabilities	171,227	122,716

NON-CURRENT LIABILITIES:
Long term debt, net of current portion and deferred financing costs	82,947	-
Total non-current liabilities	82,947	-

COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY:
Common stock, $20 par value; 1,000 shares authorized and issued at December 31, 2016 and September 30, 2017	20	20
Additional paid-in capital	960	960
Retained earnings	477,622	103,688
Total shareholders' equity	478,602	104,668
Total liabilities and shareholders' equity	$732,776	$227,384

In the opinion of the management, these unaudited interim condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2017, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2017.

2.  Significant Accounting Policies:

A discussion of the Company's significant accounting policies and estimates can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017 (the "Consolidated Financial Statements for the year ended December 31, 2016"). There have been no material changes to these policies in the nine-month period ended September 30, 2017, apart from the below.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.  Significant Accounting Policies (continued):

Reorganizations: In accordance with GAAP, the Company has applied ASC 852 "Reorganizations" (ASC 852), in preparing the unaudited interim condensed consolidated financial statements. ASC 852 requires that the financial statements, for periods subsequent to the Chapter 15 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses (including professional fees), realized gains and losses and provisions for losses that are realized or incurred in the Chapter 15 proceedings are recorded in reorganization gain, net on the accompanying unaudited interim condensed consolidated statement of operations. Upon emerging from Chapter 15 proceedings on September 22, 2017, the Company did not meet the criteria to qualify for fresh-start reporting.  Therefore, the discharge of debt is reported as an extinguishment of debt and classified in accordance with Subtopic 225-20.

Nonmonetary transactions - exchange of the capital stock of an entity for nonmonetary assets or services: Such transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Any difference between the fair value and the transaction price is considered as gain or loss for the Company. The Company considers as appropriate date to use to measure the fair value of the equity instruments issued, the restructuring effective date and accounts for such transactions in accordance with ASC 845 at fair value of its common stock on that date.

Long lived assets held for sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, "Property, Plant and Equipment", when: (i) management has committed to a plan to sell the long lived assets; (ii) the long lived assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the long lived assets have been initiated; (iv) the sale of the long lived assets is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year; and (v) the long lived assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale. If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a long-lived asset previously classified as held for sale, the asset shall be reclassified as held and used. A long-lived asset that is reclassified shall be measured individually at the lower of its carrying amount before the asset or disposal group was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset or disposal group been continuously classified as held and used and its fair value at the date of the subsequent decision not to sell.

Drilling units, machinery and equipment, net: Effective January 1, 2017, the Company revised its' residual value estimate for each drilling unit. The Company assessed this residual value based on current and historical market trends. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections," was to increase net loss for the nine-month period ended September 30, 2017 by $10,620 and had also an increase on loss per common share, basic and diluted by $(3.54).

Recent accounting pronouncements:

Accounting Changes and Error Corrections: In January 2017, FASB issued ASU 2017-03, "Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)". The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our combined financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.  Significant Accounting Policies (continued):

Revenue from Contracts with Customers: Effective January 1, 2018, the Company will adopt the accounting standards update that requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  The effect on Company's consolidated financial statements will be based on an evaluation of the contract‑specific facts and circumstances. The update is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period.

Leases: Effective no later than January 1, 2018, the Company will adopt the accounting standards update that (a) requires lessees to recognize a right to use asset and a lease liability for virtually all leases, and (b) updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards.  The update is effective for interim and annual periods beginning after December 15, 2018, including interim periods within those annual periods.  Under the updated accounting standards, the Company has determined that the drilling contracts contain a lease component, and the adoption, therefore, may require that Company separately recognize revenues associated with the lease and services components. The Company evaluates the requirements to determine the effect such requirements may have on the condensed consolidated financial statements and on the disclosures contained in the notes to condensed consolidated financial statements.

3. Liquidity and Going Concern considerations:

As at September 30, 2017, the Company had cash and cash equivalents of $695,774, current restricted cash of $47,356 and positive working capital of $703,806 (working capital is defined as current assets minus current liabilities). The Company's liquidity fluctuates depending on a number of factors, including, among others, revenue efficiency, collection of accounts receivable, debt and interest repayments, as well as payments for operating and general administrative expenses.

The prolonged market downturn in offshore drilling industry and the continued depressed outlook, have led to materially lower levels of investing in for offshore exploration and development by the current and potential customers on a global basis, while at the same time supply of available high specification drilling units has increased, which in turn has affected the Company with the early termination of five drilling contracts during the year ended December 31, 2016 and one drilling contract during the nine-month period ended September 30, 2017.  It also led to the stacking of six drilling units of the Company's fleet as of the date of this report.

Considering all the above the Company did not believe that cash on hand following the repayment of the Drill Rigs Senior Notes due in October 2017 and cash generated from operations would be sufficient to meet the maximum leverage ratio covenant requirement for the repayment of the Term B Loan Facilities. As a result, Ocean Rig UDW Inc. and certain of its subsidiaries, Drillships Financing Holding Inc. ("DFH"), Drillships Ocean Ventures Inc. ("DOV") and Drill Rigs Holdings Inc. ("DRH"), which collectively refer as the Scheme Companies, have effected schemes of arrangement, or the Schemes, under Section 86 of the Companies Law (2016 Revision) to implement a financial restructuring plan, (the "Restructuring").

On March 23, 2017, the Scheme Companies entered into a Restructuring Support Agreement ("RSA"), with certain creditors of their then-outstanding consolidated indebtedness to implement the Restructuring. Pursuant to the terms of the RSA, the Scheme Companies presented winding up petitions to the Grand Court of the Cayman Islands, on March 24, 2017, and filed applications seeking the appointment of joint provisional liquidators (the "JPLs"), under section 104(3) of the Companies Law (2016) Revision. On March 27, 2017, following a hearing before the Grand Court, the JPLs were appointed in respect to each of the Scheme Companies.

The RSA proposed that the Restructuring of each of the Scheme Companies be effected by way of scheme of arrangement under Cayman law. The Schemes provided for substantial deleveraging of the Scheme Companies through an exchange by their creditors or the Scheme creditors, of approximately $3.7 billion principal amount of debt (plus accrued interest) for new equity of the Company, approximately $288 million in cash (excluding early consent fee) and $450 million of new secured debt.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.  Liquidity and Going Concern considerations (continued):

On March 27, 2017, the JPLs as "foreign representatives" of each of the Scheme Companies filed petitions with the U.S. Bankruptcy Court under Chapter 15 of the Bankruptcy Code seeking recognition of the provisional liquidation proceedings and the contemplated Schemes as "foreign main proceedings." On April 3, 2017, the U.S. Bankruptcy Court granted provisional relief extending the protections of the temporary restraining order pending a recognition hearing, which was held on August 16, 2017. Following the recognition hearing, the U.S. Bankruptcy Court granted an order granting recognition to the provisional liquidation proceedings and the Schemes as in the terms sought by the JPLs.

On July 20, 2017, the Grand Court gave permission to the Scheme Companies to convene meetings of the Scheme Creditors for the purpose of considering and if thought fit approving the Schemes, or the Schemes Meetings.

On August 11, 2017, the Scheme Meetings were held and each of the Schemes was approved by a majority in number of the Scheme Creditors and holding at least 75% in value of claims present and voting at the respective Scheme Meeting. The Schemes were approved by Scheme Creditors holding over 97% of our then-outstanding indebtedness.

On August 22, 2017, the JPLs filed an application for an order of the U.S. Bankruptcy Court recognizing and giving full force and effect to the Schemes in the United States. Following the sanction of the Schemes by the Grand Court, a hearing was held before the U.S. Bankruptcy Court on September 20, 2017 to consider the relief requested in the JPLs' application. Shortly after the conclusion of this hearing, the U.S. Bankruptcy Court entered an order giving full force and effect to the Grand Court's orders, the Schemes, and all documents and other agreements related thereto.

On August 25, 2017, the U.S. Bankruptcy Court issued a memorandum opinion and an order granting recognition of the provisional liquidation and scheme of arrangement proceedings of the Company and its subsidiaries, DRH, DFH, and DOV pending in the Grand Court of the Cayman Islands as foreign main proceedings, and of the JPLs as the foreign representatives of the Scheme Companies in the United States. If the Schemes were approved by the Cayman Court, the U.S. Bankruptcy Court would conduct a hearing on September 20, 2017, to consider the entry of an order giving full force and effect to the Schemes in the United States.

On September 15, 2017, following a hearing held between September 4, 2017 and September 6, 2017, the Grand Court issued orders sanctioning the Schemes.

On September 21, 2017, the Company effected a 1-for-9,200 reverse stock split of its common shares. Company's common shares commenced trading on a split-adjusted basis on September 22, 2017. The reverse stock split reduced the number of the issued and outstanding common shares from 82,586,851 shares to approximately 8,975 shares and affected all issued and outstanding common shares. The number of the Company's authorized common shares and the par value and other terms of the common shares were not affected by the reverse stock split. No fractional shares were issued in connection with the reverse stock split. Shareholders of record who would have otherwise been entitled to receive a fractional share as a result of the reverse stock split received a cash payment in lieu thereof. The reverse stock split was completed in order to comply with NASDAQ's listing requirements and meet the minimum bid requirement for continued listing on NASDAQ.

On September 22, 2017, referred as the Restructuring Effective Date, the Restructuring took effect. Pursuant to the Schemes, on the Restructuring Effective Date, Scheme Creditors exchanged their existing claims against the respective Scheme Companies for cash, new debt and new equity issued by the Company, as outlined above. The existing claims were either transferred to the Company or released. In particular, Scheme Creditors received shares equivalent to 90.68% of the post-Restructuring equity of the Company and aggregate cash consideration of $320.8 million (including the early consent fee) across all of the Schemes, and the Scheme Companies and certain subsidiaries entered into the New Credit Agreement with the DOV and DFH Scheme Creditors. The New Credit Agreement contains limited restrictive covenants that are usual and customary for facilities of this type.

On September 26, 2017, Ocean Rig received formal notice from NASDAQ that the Company had demonstrated compliance with all applicable requirements for the continued listing of the Company's common stock on NASDAQ and confirmed that, as a result of its favorable determination, the Company's common stock will continue to be listed on the Nasdaq Global Select Market.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.  Liquidity and Going Concern considerations (continued):

In addition, Lundin Norway AS ("Lundin") has declared their fifth option to extend the existing contract of the Leiv Eiriksson which is now expected to have firm employment up to March 2018. The Company has granted to Lundin two additional options to drill further wells in the future and should Lundin exercise its remaining well options, currently un-declared, the drilling unit could be employed until the middle of 2019.

As a result of the above, at September 30, 2017, the Company reported a positive working capital of $703,806 and had cash and cash equivalents of $695,774 and restricted cash of $47,356. Furthermore, the Company's substantially reduced debt is comprised of two Senior Secured Term Loan Facilities with a maturity date of June 2018 and September, 2024, respectively. The Company, following the Restructuring, expects that it will fund its operations either with cash on hand, cash generated from operations and new bank debt, or a combination thereof, in the twelve-month period ending one year after the unaudited interim condensed consolidated financial statements. Therefore, there is no substantial doubt about the Company's ability to continue as a going concern, for a reasonable period of time.

4.  Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and the unaudited interim condensed consolidated statements of operations are as follows:

	December 31,	September 30,
	2016	2017
Advances for drilling units under construction and related costs	$1,569	$-
Drilling units, machinery and equipment, net	$488	$-
Due to related parties	$7,231	$295
Accrued liabilities	$3,100	$1,895

	Nine-month period ended September 30,
Statement of Operations	2016	2017
Revenues – commission fees	$11,139	$8,289
Drilling units operating expenses	$3,819	$400
General and administrative expenses	$18,732	$11,955
Reorganization expenses (including non-cash issuance of shares)	$-	$223,178

TMS Offshore Services Ltd.: Effective January 1, 2016 and up to September 22, 2017, the Company signed a management services agreement with TMS Offshore Services Ltd. (''TMS"), a company affiliated with the Company's Chairman and Chief Executive Officer, Mr. George Economou, to provide certain management services related to the Company's drilling units including but not limited to commercial, financing, legal and insurance services. Under the terms of this agreement, TMS will be compensated with a one-time set up fee of $2,000, a fixed monthly fee of $835 as well as certain variable fees including 1.00% on monies earned under drilling contracts, 0.75% on sale and purchase or M&A transactions and 0.20% on all financing transactions. Furthermore, the Company will reimburse TMS for all out-of-pocket expenses and travel expenses. The Company may terminate the agreement for convenience for a fee of $150,000. This agreement supersedes the previous agreements with Vivid and Cardiff Drilling, which were cancelled at no cost to the Company. On January 2017 and effective from January 1, 2017, the Company and TMS agreed to alter, among some other terms of the agreement, the existing monthly fee from $835 to $1,291.7, provision of services by the Company's Chairman and Chief Executive Officer and President and Chief Financial Officer and the annual reduction of the termination fee by $15,000 per annum starting from 2018 which at any given time may not be lower than $30,000, a performance fee of up to $10,000 per annum to be provided in stock or cash and the increase in the variable fee to 0.50% on all financing transactions.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

4.  Transactions with Related Parties (continued):

The Management Services Agreement discussed below, replaced the management services agreement that the Company and its subsidiaries entered into with TMS on March 31, 2016, as amended.

On September 22, 2017, the Restructuring Effective Date, as part of the Restructuring, the Company and each of its drilling-unit-owning subsidiaries entered into the Management Services Agreement with TMS to provide certain management services related to the Company's drilling units including but not limited to executive management, commercial, financing, accounting, reporting, information technology, legal, manning, insurance, catering and superintendency services. In consideration for the management services the Company agreed to pay TMS an annual fee of $15,500 (not including reimbursement for certain expenses incurred in connection with their performance of services as manager) plus up to an additional $10,000 based on the satisfaction of certain metrics. The Company will also pay a 1.0% commercial fee on all earnings under any existing drilling contract and any drilling contract entered into after the commencement of the Management Services Agreement. The Company may terminate the Management Services Agreement at any time, subject to the payment of a termination fee of the greater of $150,000, which amount shall be reduced ratably on a daily basis over the term of the Management Services Agreement or $30,000 (the "Convenience Termination Fee"). The Company may also terminate the Management Services Agreement for "cause" upon five business days' notice to TMS, subject to certain conditions, including our payment to an escrow account of the lesser of $50,000 or the Convenience Termination Fee, due and owing at the time, such funds to be released in accordance with the decision of an appointed arbitrator.

Cardiff Drilling Inc.: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling")  a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provided consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries; and (ii) identified, sourced, negotiated and arranged the sale or purchase of the offshore assets of the Company and its subsidiaries. In consideration of such services, the Company paid Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement were expensed in the unaudited interim condensed consolidated statement of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable. The consultancy agreement had a term of five years and could be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties. As of March 31, 2016, the Company terminated the agreement with Cardiff Drilling, at no cost.

Vivid Finance Limited: Under the consultancy agreement effective from January 1, 2013, between Ocean Rig Management and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. George Economou, pursuant to which Vivid acted as a consultant on financing matters for Ocean Rig and its subsidiaries, Vivid provided the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and, (iii) the raising of equity or debt in the capital markets. In exchange for its services in respect of the Company, Vivid was entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement had a term of five years and could be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties. On July 29, 2015, the Company amended its agreement with Vivid to expand the scope of the services provided under the agreement to the Company and its subsidiaries or affiliates, to cover certain cash management and cash investment services.  In exchange for its services in respect of the Company, Vivid was entitled to a fee equal to 30% of any profits provided the profits are at least 10% of the invested amount. As of March 31, 2016, the Company terminated the agreement with Vivid, at no cost.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

4.  Transactions with Related Parties (continued):

Basset Holdings Inc.: Effective June 1, 2012, the Company entered through one of its' wholly owned subsidiaries into a consultancy agreement with Basset Holdings Inc. ("Basset"), a Marshall Islands entity beneficially owned by the Company's President and Chief Financial Officer Mr. Anthony Kandylidis, for the provision of his services to the Company. The agreement had an initial term of five years and could be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, the Company was obligated to pay an annual remuneration to Basset. Basset was also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company could terminate the agreement for cause, as defined in the agreement, in which case Basset would not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement was terminated within three months of a change of control, as defined in the agreement, the Company would be obligated to pay a lump sum amount. Basset could terminate the agreement without cause upon three months written notice. In addition, Basset may terminate the agreement for good reason and in such event, the Company would be obligated to pay a lump sum amount. With effect as of December 31, 2016, the Company terminated the agreement with Basset at no cost.

Basset is also the owner of 12 (114,286 shares before the 1-for- 9,200 reverse stock split) shares of the Company's common stock, as of September 30, 2017.

Steel Wheel Investments Limited: Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the Company's President and Chief Financial Officer, Mr. Anthony Kandylidis, which is the owner of 170 (1,570,226 shares before the 1-for- 9,200 reverse stock split) shares of the Company's common stock, as of September 30, 2017.

Prime Cap Shipping Inc.: Prime Cap Shipping Inc. ("Prime Cap") is a Cayman Islands company affiliated with the Company's Chairman and Chief Executive Officer, Mr. George Economou. On September 22, 2017 pursuant to the Restructuring and under the terms of the Management Services Agreement, 8,524,793 common shares of the Company's common stock were issued to Prime Cap (Note 11). As of September 30, 2017 Mr. George Economou, was deemed to beneficially own 8,525,596 common shares (including 8,524,793 shares issued to Prime Cap) representing a 9.3% shareholding of the Company.

Azara Services S.A.: Effective January 1, 2013, the Company entered through one of its' wholly owned subsidiaries into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity beneficially owned by the Company's Chairman and Chief Executive Officer, Mr. George Economou, for the  provision of the services of the Company's Chief Executive Officer. The agreement had an initial term of five years and could be renewed or extended with the consent of both parties. Under the terms of the agreement, the Company was obligated to pay an annual remuneration to Azara. Azara was also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company could terminate the agreement for cause, as defined in the agreement, in which case Azara would not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement was terminated within three months of a change of control, as defined in the agreement, the Company would be obligated to pay a lump sum amount. Azara could terminate the agreement without cause upon three months written notice. In addition, Azara could terminate the agreement for good reason and in such event the Company would be obligated to pay a lump sum amount. With effect as of December 31, 2016, the Company terminated the agreement with Azara at no cost.

DryShips Inc.: On November 18, 2014, the Company entered into a $120,000 Exchangeable Promissory Note with its former parent company, DryShips. The loan from the Company to DryShips bore interest at a LIBOR plus margin rate and was due in May 2016. On June 4, 2015, the Company and DryShips signed an amendment under the $120,000 Exchangeable Promissory Note to, among other things, partially exchange $40,000 of the loan for 483 (4,444,444 shares before the 1-for-9,200 reverse stock split) of the Company's shares owned by DryShips, amend the interest of the loan and pledged to the Company 2,234 (20,555,556 shares before the 1-for- 9,200 reverse stock split) shares of the Company's stock owned by DryShips. On August 13, 2015, the Company reached an agreement with DryShips and exchanged the remaining outstanding balance of $80,000 owed to the Company under the $120,000 Exchangeable Promissory Note, for 1,932 (17,777,778 shares before the 1-for-9,200 reverse stock split) shares of the Company's shares owned by DryShips.

On March 29, 2016, the Company entered into 60 day time charter agreements for the offshore support vessels Crescendo and Jubilee with two subsidiaries of DryShips to assist with the stacking of the Company's drilling units in Las Palmas. On April 5, 2016, the Company's unrestricted subsidiary, Ocean Rig Investments Inc., purchased 6,096 (56,079,533 shares before the 1-for-9,200 reverse stock split) shares of the Company's common stock previously held by DryShips. After this transaction, DryShips no longer holds any equity interest in the Company (Note 11).

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

4.  Transactions with Related Parties (continued):

TMS Tankers Ltd.: During 2016, TMS Tankers Ltd entity beneficially owned by the Company's Chairman and Chief Executive Officer, Mr. George Economou, charged the Company for various ad-hoc ancillary services.

5.  Other Current Assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2016	September 30, 2017
Inventories	$12,988	$11,148
Deferred mobilization expenses	6,351	1,473
Prepayments and advances	10,500	9,188
Intangible assets, net	-	763
Other	85	37
Total	$29,924	$22,609

6.  Advances for drilling units under construction and related costs:

The amounts shown in the accompanying consolidated balance sheets include milestone payments under the drilling unit newbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the consolidated financial statements for the year ended December 31, 2016.

The movement or the advances for drilling units under construction for the nine-month period ended September 30, 2017, was as follows:

Balance December 31, 2016	$545,469
Advances for drilling units under construction and related costs	27,693
Impairment loss	(573,162)
Balance September 30, 2017	$-

Up to September 30, 2017, the Company has advanced $309,358 and $156,900 to the yard for the construction of the Ocean Rig Santorini and the Ocean Rig Crete respectively. On August 11, 2016, the Company entered into agreements with the yard to amend certain terms relating to contracts for the construction of its three seventh generation drilling units (the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos) which were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of the agreements, the deliveries of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694,790 and $709,565, respectively. With respect to the Ocean Rig Amorgos, the Company agreed to suspend its construction with an option, subject to the Company's option, to bring it back into force within a period of 18 months after the date of the addendum. Further to that, as of December 31, 2016, the Company impaired the total advances and related costs provided to the yard for the Ocean Rig Amorgos.

For the nine-month period ended September 30, 2017, as a result of the impairment review, the Company determined that the full amount of the carrying value of the two drilling units under construction Ocean Rig Crete and Ocean Rig Santorini was not recoverable and, therefore, an impairment charge of $573,162 was recognized and included in the "Impairment loss", in the accompanying unaudited interim condensed consolidated statements of operations.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7.  Drilling units, machinery and equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$3,691,939	(1,253,647)	2,438,292
Additions	9,214	-	9,214
Disposal of assets	(1,089)	735	(354)
Impairment loss	(475,666)	-	(475,666)
Depreciation	-	(93,949)	(93,949)
Balance September 30, 2017	$3,224,398	(1,346,861)	1,877,537

On February 21, 2017, the Company's Board of Directors announced the availability for sale of the Leiv Eiriksson and the Eirik Raude. Consequently, the Company classified the two drilling units as held for sale, as all criteria required for their classification as "Assets held for sale" were met and depreciation for these drilling units was ceased.

Effective September 30, 2017, the Company's Board of Directors resolved that the two drilling units, that were previously classified as held for sale, will not be considered as held for sale but held and used. The decision was based upon relevant Company's management recommendation to the Board of Directors, taking into consideration Company's expectations of harsh weather drilling market. The Company reclassified its drilling units as held and used and a loss of $2,323 was recognized and included in "Impairment loss", based on the respective US GAAP guidance, in the accompanying unaudited interim condensed consolidated statement of operations.

For the nine-month period ended September 30, 2017, as a result of the impairment review, the Company determined that the carrying amount of one drilling unit was not recoverable and, therefore, a charge of $473,343 was recognized and included in the "Impairment loss", in the accompanying unaudited interim condensed consolidated statements of operations in order to write down the drilling unit to its fair value.

As of September 30, 2017, all of the Company's drilling units have been pledged as collateral to secure the Company's $450,000 and  $462,000 Senior Secured Credit Facilities, as discussed in Note 9.

8.  Other non-current assets

The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2016	September 30, 2017
Deferred mobilization expenses	$5,564	$4,454
Intangible assets, net	1,845	-
Prepaid investments	425	-
Security deposit	-	5,000
Total	$7,834	$9,454

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

9.  Long-term Debt:

Long-term debt, net of deferred financing costs:	December 31, 2016	September 30, 2017
$1.3 billion Senior Secured Term Loan B Facility	$1,270,750	$-
$1.9 billion Secured Term Loan B Facility	1,838,250	-
$462 million Senior Secured Credit Facility	249,542	117,644
$500 million Senior Unsecured Notes	130,974	-
$800 million Senior Secured Notes	459,723	-
$450 million Senior Secured Term Loan Facility	-	450,000
Less: Deferred financing costs	(61,466)	(581)
Total debt	3,887,773	567,063
Less: Current portion	(640,557)	(117,063)
Long-term portion	$3,247,216	$450,000

7.25% Senior Unsecured Notes due 2019
On March 26, 2014 the Company issued $500,000 aggregate principal amount of 7.25% Senior Unsecured Notes due 2019 (the "$500 million Senior Unsecured Notes"), offered in a private placement, resulting in net proceeds of approximately $493,625. The Senior Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. The Company used the net proceeds from the offering of the 7.25% Senior Unsecured Notes, together with cash on hand, and repurchased $462,300 of its 9.5% Senior Unsecured Notes, of which $500,000 in aggregate principal amount was outstanding prior to closing of the 7.25% Senior Unsecured Notes Offering, at a tender premium of 105.375%, while the remaining $37,700 was redeemed at a redemption price of 104.5% on May 13, 2014.

The 7.25% Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which would occur if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 7.25% per year.

As of September 30, 2016, one of the Company's wholly owned subsidiary, has purchased in the open market an aggregate principal amount of $369,026 of these notes and the outstanding balance reported above, of  $130,974, is net of the notes repurchased. Effective March 21, 2017, the notes held by the Company's wholly owned subsidiary have been cancelled.

During the nine-month period ended September 30, 2016 the purchase of the notes, resulted in a gain of $57,160 and is included in "Gain from repurchase of senior notes" in the accompanying unaudited interim condensed consolidated statement of operations. On the Restructuring effective date, the notes held by the Company's wholly owned subsidiary were discharged.

6.50% Senior Secured Notes due 2017
On September 20, 2012, the Company's wholly owned subsidiary Drill Rigs Holdings Inc. (the "Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "$800 million Senior Secured Notes") offered in a private offering. The Drill Rigs Senior Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.
The Drill Rigs Senior Notes are fully and unconditionally guaranteed by the Company and certain of its existing and future subsidiaries of the Issuer and are secured by certain assets of, and by a pledge of the stock of, the Issuer and the subsidiaries of the Issuer. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Senior Notes. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the Drill Rigs Senior Notes at the time or from time to time at 103.25% (from October 1, 2015 to September 30, 2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereof to the date of the redemption.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

9.  Long-term Debt (continued):

Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than Dryships or its affiliates, the Issuer will be required to make an offer to repurchase the Drill Rigs Senior Notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase.

As of September 30, 2016, two of the Company's wholly owned subsidiaries purchased in the open market an aggregate principal amount of $340,277 of these notes and the outstanding balance reported above, of $459,723, is net of the notes repurchased. Effective March 21, 2017, the notes held by the two wholly owned subsidiaries of the Company have been cancelled.

During the nine-month periods ended September 30, 2016, the purchase of the notes, resulted in a gain of $67,841 and is included in "Gain from repurchase of senior notes" in the accompanying unaudited interim condensed consolidated statement of operations. On the Restructuring effective date, the notes held by the Company's two wholly owned subsidiary were discharged.

$1.3 billion Senior Secured Term Loan B Facility
On July 25, 2014, the Company's wholly owned subsidiary, Drillships Ocean Ventures Inc., entered into a $1.3 billion Senior Secured Term Loan B facility to repay the $1.35 billion Senior Secured Credit Facility, which had an outstanding loan balance of approximately $1.3 billion on that date. The New Term Loan B facility which is secured primarily by first priority mortgages on the vessels, the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, bears interest at a fixed rate, and matures on July 25, 2021. On the Restructuring effective date, the facility held by the Company's wholly owned subsidiary was discharged.

$1.9 billion Term Loan B Facility
On July 12, 2013,  the Company, through its wholly-owned subsidiaries, DFH and Drillships Projects Inc., entered into a $1,800,000 senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975,000 ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825,000 ("Tranche B-2 Term Loans" and, together with the "Tranche B-1 Term Loans", the "$1.9 billion Term Loan B Facility"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances, and the third quarter of 2016. The Term Loans are initially guaranteed by the Company and certain existing and future subsidiaries of DFH and are secured by certain assets of, and by a pledge of the stock of, DFH and the subsidiary guarantors. On July 26, 2013, the Company through its wholly-owned subsidiaries DFH and Drillships Projects Inc. entered into an incremental amendment to the $1,800,000 senior term loan for additional tranche B-1 term loans in an aggregate principal amount of $100,000.

On February 7, 2014, the Company refinanced its then existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans. As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans would mature no earlier than the third quarter of 2020.  On the Restructuring effective date, the facility held by the Company's two wholly owned subsidiaries was discharged.

Discharge of the 7.25% Senior Unsecured Notes, 6.50% Senior Secured Notes, $1.3 billion Senior Secured Term Loan B Facility and $1.9 billion Term Loan B Facility
On September 22, 2017, the restructuring effective date, the outstanding principal amounts, accrued interest and default interest of the 7.25% Senior Unsecured Notes, $6.50% Senior Secured Notes, $1.3 billion Senior Secured Term Loan B Facility and $1.9 billion Term Loan B Facility were discharged in exchange for new equity in the Company amounting to $1,992,533, cash consideration amounting to $320,800 and the $450 million Senior Secured Term Loan Facility discussed below. The resulted gain amounting to $1,129,125 is included as a "Reorganization Gain, net" in the accompanying unaudited interim condensed consolidated statement of operations.  Deferred finance fees related to discharged notes and facilities have been written off and are included in "interest and finance costs" in the accompanying unaudited interim condensed consolidated statement of operations.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

9.  Long-term Debt (continued):

$450 million Senior Secured Term Loan Facility
On September 22, 2017 the Company, including certain of its subsidiaries, as borrowers and guarantors, entered into a New Credit Agreement. The New Credit Agreement contains limited restrictive covenants that are usual and customary for facilities of this type, including, without limitation: (i) delivery of financial statements, reports, accountants' letters, certificates and SEC filings; (ii) notices of defaults, material litigation and other material events; (iii) continuation of business and maintenance of existence and material rights and privileges; (iv) compliance with laws, including sanctions laws; and (v) maintenance of property and insurance.

The Company and certain of its subsidiaries will guarantee the obligations of the New Credit Agreement and collateral has been granted to the lenders by way of first priority lien over substantially all existing and newly acquired assets of the borrowers and guarantors. The New Credit Agreement consists of a $450,000 Senior Secured Term Loan Facility, bearing interest at 8.00% per annum and with a maturity date of September 20, 2024. In addition, under the terms of the New Credit Agreement, the Company has the option to refinance the facility in full at no cost until March 22, 2018.

$462 million Senior Secured Credit Facility
On February 13, 2015, the Company's wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into a secured term loan facility agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, for up to $475,000 to partially finance the construction costs of the Ocean Rig Apollo. This facility has a 5 year term and bears interest at LIBOR plus a margin. On March 3, 2015, the Company drew down an amount of $462,000 under this facility and pledged restricted cash of $15,000, as of June 30, 2016, associated with the respective loan. On February 11, 2016, the client of the Ocean Rig Apollo sent to the Company a notice of termination. Under the $462,000 Senior Secured Credit Facility, the Company was required to find a new Satisfactory Drilling Contract (as defined in the loan agreement) by May 21, 2016. The Company did not secure a new drilling contract for the Ocean Rig Apollo and, therefore, was required to make a mandatory prepayment of approximately $145,894 on August 22, 2016.

On August 31, 2016, the Company's wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into an amendment to the term loan facility agreement in consideration for the lenders agreeing: (i) to reduce the amount of the mandatory prepayment from $145,894 to $125,000; (ii) to release the Company as Guarantor and from all obligations, actual or contingent, joint or several, now or at any time outstanding; (iii) to waive any existing breaches and, (iv) the cold-stacking of the drilling unit. Furthermore, a trust was formed, namely "Drillship Alonissos Stock Trust" (the "Trust"), in which the Company has transferred the shares of Drillship Alonissos Shareholders Inc. together with the shares of Drillship Alonissos Owners Inc., previously held by Drillship Alonissos Shareholders Inc. Additionally, the repayment schedule of the loan was altered to include a cash sweep term authorizing the lenders to transfer any excess cash flow on a monthly basis, as a prepayment pro rata across the loan, therefore, leading to the full repayment of the loan by June 2018, whereas according to the initial repayment schedule it would have been fully repaid by June 2020. Following the repayment, the Trust, will be dissolved and shares will be returned to their initial holders.

The Company's outstanding debt is secured by, among other things, first priority mortgages over the Company's operating drilling units, corporate guarantees, first priority assignments of all freights, earnings, insurances relating to such drilling units and a pledge of the shares of capital stock of certain of the Company's subsidiaries.

Total interest and debt amortization cost incurred on long-term debt for the nine-month periods ended September 30, 2016 and 2017, amounted to $192,855 and $265,186 respectively, of which $19,690 and $27,718 respectively, were capitalized as part of the cost of the drilling units under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statement of operations.

The Company's weighted average interest rates on the above bank loans were 6.17% and 6.71%, as of September 30, 2016 and 2017, respectively.

The $462 million and $450 million Senior Secured Credit Facilities are payable in U.S. Dollars and are due on June 2018 and September 2024, respectively.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

9.  Long-term Debt (continued):

The annual principal payments required to be made after September 30, 2017, including balloon payments, totaling $567,644 due on June 2018 and September 2024, are as follows:

Principal payments as of September 30,

2018	$117,644
2019	-
2020	-
2021	-
2022	-
2023 and thereafter	450,000
Total principal payments	567,644
Less: Financing fees	(581)
Total debt	$567,063

10.  Financial Instruments and Fair Value Measurements:

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. The Company recognizes all derivative instruments as either assets or liabilities at fair value on its accompanying consolidated balance sheets.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying unaudited interim condensed consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company also enters from time to time into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. All of the Company's derivative transactions are entered into for risk management purposes.

During the year ended December 31, 2016, the Company terminated all interest rate swaps and there were no interest rate swaps outstanding as of September 30, 2017.

During the nine-month periods ended September 30, 2016 and 2017, the losses transferred from accumulated other comprehensive income in the accompanying unaudited interim condensed consolidated statements of operations were $775 and $0, respectively.

The effects of derivative instruments not designated or qualifying as hedging instruments in the unaudited interim condensed consolidated statements of operations is as follows:

		Amount of Loss
Derivatives not designated as hedging instruments	Location of Loss Recognized	Nine-month period ended September 30, 2016	Nine-month period ended September 30, 2017
Interest rate swaps	Loss on interest rate swaps	$(4,476)	$-

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10.  Financial Instruments and Fair Value Measurements (continued):

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable, other current liabilities and due to/due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The 7.25% Senior Unsecured Notes, the Drill Rigs Senior Notes and the Term Loan B Facilities had a fixed rate and their estimated fair values were determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter market). The $450 million Senior Secured Term Loan Facility has a fixed rate and the estimated fair value was determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter market). Absent any other market conditions the carrying value of the $450 million Senior Secured Term Loan Facility is approximately the same as its' fair market value, as of September 30, 2017. The $462 million Senior Secured Credit Facility, has a floating rate on LIBOR and its' carrying value is approximately the same as its' fair market value. The estimated fair value of the above 7.25% Senior Unsecured Notes, Drill Rigs Senior Notes, $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility at December 31, 2016, was approximately $51,080, $201,129, $1,156,958 and $1,002,304, respectively. For the aforementioned senior notes and term loans their carrying value net of finance fees as at December 31, 2016, was $129,844, $457,745, $1,804,272 and $1,248,747, respectively.

The guidance for fair value measurement applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories.

Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:

Level 1--Quoted market prices in active markets for identical assets or liabilities.

Level 2--Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3--Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of September 30, 2017:

	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Impairment loss
Non-Recurring measurements:
Long-lived assets	$-	$234,139	$-	$(475,666)

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of December 31, 2016:

	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Impairment loss
Non-Recurring measurements:
Long-lived assets	$-	$1,035,499	$-	$(3,658,815)

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10.  Financial Instruments and Fair Value Measurements (continued):

As a result of the impairment analysis performed for the nine-month period ended September 30, 2017, the Company's one drilling unit, with a carrying amount of $650,843 was written down to its fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $473,343 which was included in the accompanying unaudited interim condensed consolidated statement of operations for the nine-month period ended September 30, 2017 (Note 7).

Effective September 30, 2017 the Company's Board of Directors resolved that the two drilling units, that were previously classified as held for sale, will not be considered as held for sale but held and used. The Company reclassified its drilling units carrying amount of $56,639 as held and used and a loss of $2,323 was recognized and included in the accompanying unaudited interim condensed consolidated statement of operations (Note 7).

The Company also determined that the whole carrying amount of the two drilling units under construction Ocean Rig Crete and Ocean Rig Santorini was not recoverable and, therefore, a charge of $573,162 was recognized and included in the accompanying unaudited interim condensed consolidated statement of operations (Note 6).

The fair values of the non-monetary transactions are determined through Level 1 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from quoted market prices that allow value to be determined. The fair value of the Company's exchanged capital stock as of the restructuring effective date should be valued by using the share closing price as of that date. As of September 22, 2017, the Company's share closing price was $24.00 per share.

The difference between the fair value price as of September 22, 2017 and the consideration price of the common stock issued for the reduction of the principal outstanding balance, accrued interest and default interest of the Company's 7.25% Senior Unsecured Notes, 6.50% Senior Secured Notes, $1.3 billion Senior Secured Term Loan B Facility and $1.9 billion Term Loan B Facility with the Scheme Creditors (Note 9), resulted in a loss and was included in "Reorganization Gain, net" in the accompanying unaudited interim condensed consolidated statement of operations for the nine-month period ended September 30, 2017.

11.  Common Stock and Additional Paid-in Capital:

General

On April 24, 2017, the Company's Annual General Meeting of Shareholders (the "Meeting"), approved the increase in the Company's authorized share capital of one billion (1,000,000,000) common shares of a par value of $0.01 each and five hundred million (500,000,000) preferred shares of a par value of $0.01 each to one trillion (1,000,000,000,000) common shares of a par value of $0.01 each and five hundred million (500,000,000) preferred shares of a par value of $0.01 each.

All Company's common stock has equal voting rights and participates equally in dividend distributions.

Issuance of common shares

On September 22, 2017, upon the occurrence of the restructuring effective date, the Company issued 90,651,603 common shares and will issue 895,404 Class B common shares, par value $0.01 per share, at a price of $24.00 per share resulting in an amount of $1,992,533 issued to the Scheme creditors and $204,595 to Prime Cap, respectively and were recorded in "Common stock" and "Additional paid-in capital" in the accompanying consolidated balance sheets. The Class B common shares are convertible into Class A common shares on a one-for-one basis, have equal voting rights and participate equally in dividend distributions and are not and will not be listed on a national securities exchange or a national market system.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11.  Common Stock and Additional Paid-in Capital (continued):

Treasury stock

During the year ended December 31, 2015, the Company exchanged the $120,000 Exchangeable Promissory Note for an aggregate amount of 2,415 (22,222,222 shares before the 1-for-9,200 reverse stock split) of the Company's shares owned by DryShips (Note 4). These shares were retired on September 21, 2017.

On April 5, 2016, the Company's unrestricted subsidiary, Ocean Rig Investments Inc., purchased 6,096 (56,079,533 shares before the 1-for-9,200 reverse stock split) shares of the Company's common stock previously held by DryShips (Note 4). These shares were not retired and were treated as treasury stock for accounting purposes since under U.S. GAAP the parent's shares purchased by a subsidiary are treated as treasury shares. The Company is incorporated in the Cayman Islands. Under Cayman Islands law, shares of a parent company held by a subsidiary company are not characterized as treasury shares, are entitled to vote and be counted in determining the total number of outstanding shares in the Company. These shares were ultimately retired on September 21, 2017.

Reverse stock splits

On April 24, 2017, the Company's Annual General Meeting of Shareholders, approved a proposal to allow the Company to effect one or more reverse stock splits for ratios ranging from 1-for-2 to not more than 1-for-100,000, with the exact ratio to be set within this range as determined by the Board of Directors or duly constituted committee thereof and any time following the Annual General Meeting of Shareholders.

On September 21, 2017, the Company determined to effect a 1-for-9,200 reverse stock split of its common shares. Company's common shares commenced trading on a split-adjusted basis on September 22, 2017. The reverse stock split was completed in order to comply with NASDAQ's listing requirements and meet the minimum bid requirement for continued listing on NASDAQ. Consequently, the Company's common stock began trading on a split adjusted basis on the Nasdaq Global Select Market, as of the opening of trading on September 22, 2017.

All previously reported share and per share amounts have been restated to reflect the reverse stock split.

12.  Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Nine-month period ended September 30,
	2016	2017
Interest costs on long term debt	$177,268	$204,301
Amortization and write off of financing fees	15,587	60,885
Discount on receivable from drilling contract	(2,399)	(308)
Capitalized borrowing costs	(19,690)	(27,718)
Commissions, commitment fees and other financial expenses	1,642	728
Total	$172,408	$237,888

13.  Income Taxes:

Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which the Company operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

14.  Earnings/ (loss) per share:

	Nine-month period ended September 30,
	2016			2017
	Income (numerator)	Weighted-average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted-average number of outstanding shares (denominator)	Amount per share
Net income/(loss)	$483,018	-	-	$(84,819)	-	-

Less: Non-vested common stock dividends declared and undistributed earnings	(1,183)	-	-	-	-	-

Basic and diluted Earnings/ (loss) per share attributable to common stockholders	$481,835	11,072	43,518.33	$(84,819)	2,997,480	(28.30)

Class B common shares equivalents (Note 11) have been excluded from the diluted weighted average shares outstanding since the Company incurred a net loss and their effect would be antidilutive.

15.  Commitments and Contingencies:

15.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.

As part of the Company's normal course of operations, the Company's customer may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

OCR Falklands Drilling Inc., a subsidiary of the Company, commenced arbitration proceedings against Premier Oil Plc. and Noble Energy Falklands Ltd. for terminating the contract on February 12, 2016, for the drilling unit Eirik Raude. Subsequently, the parties reached a commercial agreement to amicably settle this matter and a Settlement Agreement dated February 6, 2017, was entered into among the parties.

HPOR Servicos De Consultaria Ltda ("HPOR") on September 1, 2016, commenced arbitration proceedings against, amongst others, the Company seeking payment of certain commissions that HPOR is alleging were due by, amongst others, the Company for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. The Company is disputing such allegations and has counterclaimed repayment of the commission already paid to HPOR.

On March 7, 2016, two of the Company's subsidiaries commenced arbitration proceedings against Total E&P Angola for the termination of the contract with the drilling unit Ocean Rig Olympia.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

15.  Commitments and Contingencies (continued):

On December 22, 2016, Mayze Services Limited ("Mayze") issued a claim before the English High Court of Justice against the Company and others seeking payment of GBP 5,230,074 in respect of fees allegedly owed in connection with marketing services provided by Mayze to the Company. The Company is in the process of defending these proceedings. As of September 30, 2017, a provision of $4,000 has been recorded under "Legal settlements and other, net", in the accompanying unaudited interim condensed consolidated statement of operations.

On August 31, 2017, a lawsuit was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain of the Company's creditors against, among others, two subsidiaries of the Company, two of the Company's executive officers – one of whom is a director, the Company's manager TMS Offshore Services Ltd. and other parties. The complaint alleges nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. On October 23, 2017, the Company filed (i) a motion in the bankruptcy court in New York for an anti-suit injunction and contempt of court and (ii) an originating summons (a new case) in the Grand Court of the Cayman Islands, both seeking to enjoin the Company's Creditors from pursuing proceedings in the RMI and an award of attorneys' fees and costs. No injunction has yet been issued. On October 31, 2017 the Company (and all other defendants) filed motions to dismiss the said Complaint and that motion is presently in briefing. The Company believes that the complaint is without merit and plan to vigorously defend against the allegations.

On September 22, 2017, the Restructuring Effective Date, a shareholder filed an appeal of certain orders of the bankruptcy court to the United States District Court for the Southern District of New York.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

15.2 Purchase Obligations:

The following table sets forth the contractual purchase obligations of certain of the Company's subsidiaries for the Ocean Rig Santorini and the Ocean Rig Crete, as of September 30, 2017, if they decide to go ahead with the construction of two drilling unit newbuildings.

	2018	2019	Total
Drilling units building contracts	$417,931	520,165	$938,096
Total obligations	$417,931	520,165	$938,096

16.  Subsequent Events:

16.1 On October 4, 2017, the Grand Court issued an order discharging the JPLs effective as of October 18, 2017.

16.2 On October 5, 2017, the Company has signed a new drilling contract with Statoil, for one-well drilling program offshore in Tanzania. The contract is expected to commence in the first quarter of 2018 and be performed by the drilling unit Ocean Rig Poseidon.

16.3 On November 3, 2017, an extraordinary general meeting of shareholders, or EGM was held. At the EGM, the shareholders of the Company approved the Second Amended and Restated Memorandum and Articles of Association based on which Company's authorized share capital as this approved on April 24,2017 by the Annual General Meeting of Shareholders, was reduced to one billion eight hundred million (1,800,000,000) common shares, consisting of one billion five hundred million (1,500,000,000) Class A common shares of a par value of $0.01 each, and three hundred million (300,000,000) Class B common shares of a par value of $0.01 each, and one hundred million (100,000,000) preferred shares of par value $0.01 each. Common shares outstanding prior to the adoption of the Second Amended and Restated Memorandum and Articles of Association will remain outstanding and are redesignated as Class A common shares on our register of members.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2016 and 2017
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

16.  Subsequent Events (continued):

16.4 On November 3, 2017, following the designation of three hundred million (300,000,000) of the Company's common shares as Class B Common Shares the EGM, the Company issued 895,404 Class B Common Shares to certain of shareholders pursuant to the terms of the recently completed financial restructuring. The Class B common shares are convertible into Class A common shares on a one-for-one basis and are not and will not be listed on a national securities exchange or a national market system.

16.5 On November 7, 2017, and following the adoption of the Second Amended and Restated Memorandum and Articles of Association, the Company's Board of Directors was increased to consist of seven directors, of which four directors, including the Chairman of the Board, were appointed by the Company's Chairman and Chief Executive Officer, Mr. George Economou, and three directors, or the Lender Directors, were appointed by certain of the Scheme Creditors, or the Lender Appointing Persons.

16.6 On November 13, 2017, the Company converted 337,533 Class A Common Shares into 337,533 Class B Common Shares, to certain of shareholders pursuant to the terms of the recently completed financial restructuring. The Class B common shares are not and will not be listed on a national securities exchange or a national market system. As of the date of this report, the Company's total outstanding common stock amounted to 91,555,982 (Class A Common Shares: 90,323,045 and Class B Common Shares: 1,232,937).

16.7 On November 14, 2017, the Company's Board of Directors appointed Mr. John Liveris, Mr. John Simon and Mr. Karl Blanchard as members of the Company's audit committee and Mr. George Economou, Mr. Anthony Kandylidis, Mr. Jim Divine and Mr. Karl Blanchard as members of the compensation, nominating and governance committee.